EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Year Ended December 31 (Dollars in Millions)	2015	2014	2013	2012	2011
Earnings
1. Net income attributable to U.S. Bancorp	$5,879	$5,851	$5,836	$5,647	$4,872
2. Applicable income taxes, including expense related to unrecognized tax positions	2,097	2,087	2,032	2,236	1,841

3. Net income attributable to U.S. Bancorp before income taxes (1 + 2)	$7,976	$7,938	$7,868	$7,883	$6,713

4. Fixed charges:
a. Interest expense excluding interest on deposits*	$944	$988	$1,120	$1,447	$1,676
b. Portion of rents representative of interest and amortization of debt expense	109	112	108	103	102

c. Fixed charges excluding interest on deposits (4a + 4b)	1,053	1,100	1,228	1,550	1,778
d. Interest on deposits	457	465	561	691	840

e. Fixed charges including interest on deposits (4c + 4d)	$1,510	$1,565	$1,789	$2,241	$2,618

5. Amortization of interest capitalized	$—	$—	$—	$—	$—
6. Earnings excluding interest on deposits (3 + 4c + 5)	9,029	9,038	9,096	9,433	8,491
7. Earnings including interest on deposits (3 + 4e + 5)	9,486	9,503	9,657	10,124	9,331
8. Fixed charges excluding interest on deposits (4c)	1,053	1,100	1,228	1,550	1,778
9. Fixed charges including interest on deposits (4e)	1,510	1,565	1,789	2,241	2,618
Ratio of Earnings to Fixed Charges
10. Excluding interest on deposits (line 6/line 8)	8.57	8.22	7.41	6.09	4.78
11. Including interest on deposits (line 7/line 9)	6.28	6.07	5.40	4.52	3.56

*	Excludes interest expense related to unrecognized tax positions